ImClone Systems Incorporated
                               180 Varick Street
                            New York, New York 10014
                                 (212) 645-1405
                               December 22, 2000

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 10549

Attention: Andrew Thorpe

Re: ImClone Systems Incorporated
    Registration Statement on Form S-3
    File No. 333-49578

Ladies and Gentlemen:

     This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended, with reference to the Form S-3 Registration Statement No. 333-49578, together with all exhibits thereto (the "Registration Statement") that was originally filed with the Securities and Exchange Commission on November 9, 2000. The Registrant has determined not to proceed with the Registration Statement because it does not intend to raise capital at this time. No securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant hereby applies for an order granting immediate withdrawal of the Registration Statement.

                                            IMCLONE SYSTEMS INCORPORATED

                                            By: /s/ Catherine M. Vaczy
                                               ----------------------------
                                            Catherine M. Vaczy
                                            Vice President, Legal and
                                            Associate General Counsel